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                                                          OMB APPROVAL
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                                               OMB Number:             3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                            BAY COMMERCIAL SERVICES
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   072201106
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (10-88)               Page 1 of 6 pages

-------------------                                            -----------------
CUSIP NO. 072201106                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bay Commercial Services Employee Stock Ownership Plan
           (E.I.N. 94-2685953)
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   [ ]
                                                                   (b)   [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           California, U.S.A.
--------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                     None
                            ----------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  None
         OWNED BY           ----------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     140,544  (good faith estimate - see pages
           WITH                      3-4)
                            ----------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     None
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           140,544 (good faith estimate - see pages 3-4)
--------------------------------------------------------------------------------
  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.05% (good faith estimate - see pages 3-4)
--------------------------------------------------------------------------------
  12       TYPE OF REPORTING PERSON*

           EP
--------------------------------------------------------------------------------

                      SEE INSTRUCTION BEFORE FILLING OUT!


SEC 1745 (10-88)               Page 2 of 6 pages

Item 1(a).       Name of Issuer:

                 Bay Commercial Services

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 1495 East 14th Street
                 San Leandro, CA  94577

Item 2(a).       Name of Person Filing:

                 The Bay Commercial Services (the "Company") Employee Stock Ownership Plan (the "ESOP" or the "Plan").

Item 2(b).       Address of Principal Business Office:

                 1495 East 14th Street
                 San Leandro, CA  94577

Item 2(c).       Citizenship:

                 The Company is a California corporation.

Item 2(d).       Title of Class of Securities:

                 No par value Common Stock.

Item 2(e).       CUSIP Number:

                 The Company's CUSIP Number is:  072201106.

Item 3.          Filing pursuant to Rule 13d-1(b):

                 This statement is filed pursuant to Rule 13d-1(b) and is filed as an Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Item 4.          Ownership (1).

                 (a)      Amount Beneficially Owned:

                          140,544 (2)





                               Page 3 of 6 Pages

                 (b)      Percent of Class:

                          13.05%

                 (c) Number of Shares as to Which the Administrative Committee (3) has:

                          (i)  Sole power to vote or to direct the vote:

                                      None (4)

                          (ii)  Shared power to vote or to direct the vote:

                                      None

                          (iii) Sole power to dispose or to direct the disposition of:

                                      140,544 (5)

                          (iv) Shared power to dispose or to direct the disposition of:

                                      None

___________________________
(1) All share numbers presented are based on a good faith estimate of the shares of Company Common Stock held by the ESOP as of December 31, 1995, pending receipt by the Company of the report of the ESOP Trustee (defined below), which has not yet become available to the Company.

(2) At December 31, 1995, the ESOP held 140,544 shares of Company Common Stock for the benefit of employees (also referred to herein as "participants") of the Company and its wholly-owned subsidiary, Bay Bank of Commerce (the "Bank"). At that date, a majority of the shares held by the ESOP were allocated to the accounts of participants. All shares of Company Common Stock and other assets of the ESOP are held in a trust, of which Wells Fargo Bank serves as trustee (the "Trustee"). However, the ESOP Administrative Committee has the power to vote any shares unallocated to the accounts of participants and directs the Trustee in the investment and disposition of all Plan assets.

(3) The ESOP Administrative Committee is composed of three (3) individuals: Richard M. Kahler, President and Chief Executive Officer of the Company and the Bank, William R. Henson, Director of the Company and Chairman of the Board of Directors of the Bank and Kay Smith, Operations Officer at the Bank's Hayward, California branch.





                               Page 4 of 6 Pages

(4) ESOP participants have the right to vote shares of Company Common Stock allocated to their ESOP accounts. Under the Plan, the Administrative Committee directs the voting only of unallocated shares.

(5) The Administrative Committee directs the Trustee with respect to the investment, distribution and disposition of all assets held by the ESOP, including shares of Company Common Stock.

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 See Item 4, above and the notes thereto.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 5 of 6 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1996

BAY COMMERCIAL SERVICES EMPLOYEE STOCK OWNERSHIP PLAN




/s/ Richard M. Kahler
-----------------------
Signature

By:      Richard M. Kahler, President,
         President and Chief Executive Officer
         of the Company;  Member of ESOP
         Administrative Committee





                               Page 6 of 6 Pages